SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                          -----------------------------

                          OFFICIAL PAYMENTS CORPORATION
                       (Name of Subject Company (Issuer))

                        KINGFISH ACQUISITION CORPORATION
              a wholly-owned subsidiary of Tier Technologies, Inc.
                                       and
                             TIER TECHNOLOGIES, INC.
                      (Names of Filing Persons (Offerors))

                          -----------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                          -----------------------------

                                   676235 10 4
                      (CUSIP Number of Class of Securities)

                          -----------------------------

                                JAMES L. BILDNER
                             TIER TECHNOLOGIES, INC.
                           1350 TREAT BLVD., SUITE 250
                             WALNUT CREEK, CA 94596
                            TELEPHONE: (925) 937-3950
                            FACSIMILE: (925) 937-3752

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                              BRUCE R. DEMING, ESQ.
                              JACK G. MARTEL, ESQ.
                           FARELLA BRAUN + MARTEL LLP
                        235 MONTGOMERY STREET, 30TH FLOOR
                             SAN FRANCISCO, CA 94104
                            TELEPHONE: (415) 954-4400
                            FACSIMILE: (415) 954-4480

                            Calculation of Filing Fee

----------------------------------------------------------------------------
Transaction valuation $68,858,628*      Amount of filing fee $13,772
----------------------------------------------------------------------------

* For purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of Official Payments Corporation (the "Shares") at a price of $3.00 per Share, without interest. As of June 6, 2002, there were 22,952,876 shares issued and outstanding. Based on the foregoing, the transaction value is equal to the product of 22,952,876 shares and $3.00 per share. Such number does not consider any shares issuable upon exercise of outstanding Company Stock Options. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $13,772

          Form or Registration No.: Schedule TO

          Filing Party: Tier Technologies, Inc.

          Date Filed: June 11, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X]  third-party tender offer subject to Rule 14d-1.
          [ ]  issuer tender offer subject to Rule 13e-4.
          [ ]  going-private transaction subject to Rule 13e-3.
          [ ]  amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on June 11, 2002, relating to a tender offer by Kingfish Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Tier Technologies, Inc., a California corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Official Payments Corporation, a Delaware corporation (the "Company"), at a price of $3.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2002 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information

     On June 14, 2002, Parent received early termination of the waiting period required under the Hart-Scott-Rodino Act. On June 17, 2002, Parent issued a press release regarding the early termination of the waiting period, the full text of which is filed as Exhibit (a)(5)(A) to this Schedule TO and incorporated by reference herein.

Item 12. Exhibits

     (a)(1)(A)      Offer to Purchase, dated February 25, 2000.

     (a)(1)(B)      Letter of Transmittal.

     (a)(1)(C)      Notice of Guaranteed Delivery.

     (a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(1)(G) Press release issued by Parent and Purchaser, dated June 11, 2002, announcing the commencement of the Offer.

     (a)(1)(H) Summary Advertisement, dated June 11, 2002, appearing in the Wall Street Journal.

     (a)(5)(A) Press release issued by Parent, dated June 17, 2002, announcing termination of the waiting period under the Hart-Scott-Rodino Act.

     (b)            Not applicable.

     (d)(1) Agreement and Plan of Merger, dated as of May 30, 2002, by and among Parent, Purchaser and the Company.

     (d)(2) Stockholders Agreement, dated as of May 30, 2002, by and among Parent, Purchaser and the holders of Shares parties thereto.

     (d)(3) Confidentiality Agreement, dated April 17, 2002, by and between Parent and the Company.

     (d)(4)         Form of Employment Agreement.

     (g)            Not applicable.

     (h)            Not applicable.

Item 13. Information Required by Schedule 13E-3

     Not applicable.

Signature. After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        KINGFISH ACQUISITION CORPORATION


                                        By:  /s/ James L. Bildner
                                             ------------------------------
                                        Name: James L. Bildner
                                        Title: President and Chief Executive
                                               Officer
                                        Date: June 17, 2002

                                        TIER TECHNOLOGIES, INC.


                                        By:  /s/ James L. Bildner
                                             ------------------------------
                                        Name: James L. Bildner
                                        Title: Chairman and Chief Executive
                                               Officer
                                        Date: June 17, 2002

EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION

(a)(1)(A)      Offer to Purchase, dated June 11, 2002.*

(a)(1)(B)      Letter of Transmittal.*

(a)(1)(C)      Notice of Guaranteed Delivery.*

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press release issued by Parent and Purchaser, dated June 11, 2002, announcing the commencement of the Offer.*

(a)(1)(H) Summary Advertisement, dated June 11, 2002, appearing in the Wall Street Journal.*

(a)(5)(A) Press release issued by Parent, dated June 17, 2002, announcing termination of the waiting period under the Hart-Scott-Rodino Act.

(d)(1) Agreement and Plan of Merger, dated as of May 30, 2002, by and among Parent, Purchaser and the Company.*

(d)(2) Stockholders Agreement, dated as of May 30, 2002, by and among Parent, Purchaser and the holders of Shares parties thereto.*

(d)(3) Confidentiality Agreement, dated April 17, 2002, by and between Parent and the Company.*

(d)(4)         Form of Employment Agreement.*


--------
* Previously filed.